[redacted]

10028647

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

BPD 4/1

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-67973

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 31 2010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Macro Risk Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Broadway, 28th Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Romeo (215) 569-2113
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 4/1

OATH OR AFFIRMATION

I, Dean Curnutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macro Risk Advisors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Dean Curnutt
Signature

President
Title

Jimmy Sabbar 03/30/2010
Notary Public

JIMMY SABBAR
Notary Public, State of New York
No. 01SA6094357
Qualified in Queens County
Commission Expires June 16, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Macro Risk Advisors, LLC

We have audited the accompanying statement of financial condition of Macro Risk Advisors, LLC (a New York Limited Liability Company) as of December 31, 2009, and the related statements of income, changes in ownership equity, and cash flows for the period April 1, 2009 through December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Macro Risk Advisors, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macro Risk Advisors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 3, 4, and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BBD, LLP

Philadelphia, Pennsylvania
March 29, 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-67973 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 3,566,673	200			$ 3,566,673	750
2. Receivables from brokers or dealers:						
A. Clearance account	1,804,656	295				
B. Other	4,369	300	$ 1,158,899	550	2,967,924	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	100,000	424				
E. Spot commodities		430			100,000	850
5. Securities and/or other investments not readily marketable:						
A. At cost $						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $						
B. Other securities $						
7. Secured demand notes market value of collateral:		470		640		890
A. Exempted securities $						
B. Other securities $						
8. Memberships in exchanges:						
A. Owned, at market $						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investments in and receivables from affiliates, subsidiaries and associates partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	223,008	680	223,008	920
11. Other assets		535	412,037	735	412,037	930
12. **TOTAL ASSETS**	$ 5,475,698	540	$ 1,793,944	740	$ 7,269,642	940

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	13 $	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	688,343	1315	688,343	1560
B. Other	10	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	145,039	1205		1385	145,039	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211	12	1390	14	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings				1400		1710
1. from outsiders 9 $						
2. Includes equity subordination (15c3-1(d)) of...... $						
B. Securities borrowings, at market value from outsiders $				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $						
2. Includes equity subordination (15c3-1(d)) of...... $						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 145,039	1230	$ 688,343	1450	$ 833,382	1760

Ownership Equity

21. Sole proprietorship		15 $	1770
22. Partnership (limited partners 11 $ [1020])		6,436,260	1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock			1792
C. Additional paid-in capital			1793
D. Retained earnings			1794
E. Total			1795
F. Less capital stock in treasury	16	( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 6,436,260	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 7,269,642	1810

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC as of 12/31/09

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 6,436,260	3480
2.	Deduct ownership equity not allowable for Net Capital 19			( )	3490
3.	Total ownership equity qualified for Net Capital			6,436,260	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 6,436,260	3530
6.	Deductions and/or charges: 17				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 1,793,944	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(1,793,944)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions 20			$ 4,642,316	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities 18		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 4,642,316	3750

OMIT PENNIES

There was no difference between the audited and unaudited calculation of net capital pursuant to Rule 15c3-1.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC as of 12/31/09

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$	9,669	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	9,669	3760
14. Excess net capital (line 10 less 13)	$	4,632,647	3770
15 Excess net capital at 100% (line 10 less 10% of line 18) 22	$	4,627,812	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	145,039	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3838
18. Total aggregate indebtedness				$	145,039	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	3.12	3750
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3760

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess net capital (line 10 less 23)	$		3910
25. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC

For the period (MMDDYY) from 24 04/01/09 [3932] to 12/31/09 [3933]

Number of months included in this statement 8 [3931]

COMPUTATION OF NET INCOME (LOSS)

REVENUE

1.	Commissions:		
	a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 8,398,693	3935
	b. Commissions on listed option transactions	25	3938
	c. All other securities commissions		3939
	d. Total securities commissions	8,398,693	3940
2.	Gains or losses on firm securities trading accounts		
	a. From market making in options on a national securities exchange		3945
	b. From all other trading		3949
	c. Total gain (loss)		3950
3.	Gains or losses on firm securities investment accounts		3952
4.	Profit (loss) from underwriting and selling groups	26	3955
5.	Revenue from sale of investment company shares		3970
6.	Commodities revenue		3990
7.	Fees for account supervision, investment advisory and administrative services		3975
8.	Other revenue	8,943	3995
9.	Total revenue	8,407,636	4030

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11.	Other employee compensation and benefits	27 2,321,388	4115
12.	Commissions paid to other broker-dealers	318,452	4140
13.	Interest expense		4075
	a. Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses	9,040	4195
15.	Other expenses	1,886,925	4100
16.	Total expenses	$ 4,535,805	4200

NET INCOME

17.	Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 3,871,831	4210
18.	Provision for Federal income taxes (for parent only)	28	4220
19	Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
	a. After Federal income taxes of [4238]		
20.	Extraordinary gains (losses)		4224
	a. After Federal income taxes of [4239]		
21.	Cumulative effect of changes in accounting principles		4225
22.	Net income (loss) after Federal income taxes and extraordinary items	$ 3,871,831	4230

MONTHLY INCOME

23.	Income (current month only) before provision for Federal income taxes and extraordinary items	$ (242,505)	4211

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC

For the period (MMDDYY) from 04/01/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 2,074,817	4240
A. Net income (loss)			3,871,831	4250
B. Additions (includes non-conforming capital of	29	4262)	500,000	4260
C. Deductions (includes non-conforming capital of		4272)	10,388	4270
2. Balance, end of period (From item 1800)			$ 6,436,260	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

See accompanying notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Macro Risk Advisors, LLC as of 12/31/09

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]
    - B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]
    - C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 31 Goldman Sachs [4335] X [4570]
    - D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
32 [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
33 [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
34 [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
35 [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
36 [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
37 [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
38 [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
39 [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
40 [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
41 [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ 42 [4699]
OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See accompanying notes

MACRO RISK ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the period April 1, 2009 through December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$3,871,831
Adjustments to reconcile net income to net cash provided by (used for) operating activities	
Depreciation expense	31,164
(Increase) decrease in	
Accounts receivable	(2,967,924)
Other assets	(237,622)
Increase (decrease) in	
Payable to brokers or dealers	688,343
Accounts payable and accrued expenses	145,039
Net cash provided by operating activities	1,530,831
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of other securities	(100,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	500,000
Net increase in cash	1,930,831
CASH	
Beginning of period	1,635,842
End of period	$3,566,673

See accompanying notes

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Macro Risk Advisors, LLC (the ***"Company"***), a New York Limited Liability Company, is a registered broker-dealer under the Securities Exchange Act of 1934. The Company clears its securities transactions on a fully disclosed basis with a clearing broker. The Company's effective date of organization was May 9, 2008, and the effective date of the Company's registration as a broker-dealer was April 14, 2009.

MRA is a derivatives strategy and transaction execution firm specializing in generating trade ideas and providing financial market intelligence to institutional investors. The Company uses its expertise in derivative sales trading and its access to a diverse liquidity pool to help its clients execute trades in an efficient manner. MRA is a wholly owned subsidiary of Macro Holdings, LLC (the ***"Parent"***), and is a member of the Securities Investor Protection Company (***"SIPC"***) and Financial Industry Regulatory Authority (***"FINRA"***).

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The Company generally does not require collateral or other security from its customers. The Company has two customers that represented approximately 71% of revenues in 2009 and 60% of accounts receivable at December 31, 2009.

Securities Transactions

Securities transactions (and related commissions, revenue and expenses) are recorded on a trade date basis as if they had settled.

Investments are recorded at fair value ***(See Note 3)***.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions, and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The company generally does not charge interest.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation of equipment is computed on the straight-line method with estimated useful lives of 5 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease.

Income Taxes

The Company is a limited liability company and a wholly-owned subsidiary of the Parent which is also a limited liability company. For both federal and state tax purposes, LLC's are taxed as partnerships. All income taxes on net earnings are payable by the members of the LLC and, accordingly, no provision for income taxes is required.

Effective January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification 740-10, *"Accounting for Uncertainty in Income Taxes"* (***"ASC 740-10"***). ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance provided in ASC 450 (*"Accounting for Contingencies"*). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2009, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company does not file income tax returns because it is a disregarded entity for income tax purposes.

(2) ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31, 2009:

Billed	$ 229,814
Unbilled	929,085
	$1,158,899

(3) FAIR VALUE MEASUREMENTS OF ASSETS AND LIABILITIES

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by accounting standards, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Inputs (other than quoted market prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 – Observable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Money market	$100,000	$ -	$ -	$100,000

(4) COMMITMENTS

The Company leases its office facilities in New York, New York under a five-year noncancelable lease expiring in July 2013. This lease requires the Company to pay their proportionate share of real estate taxes. Rent expense related to this lease for the year ended December 31, 2009 was $205,560. Future minimum payments under this lease are as follows: $209,618 in 2010; $215,907 in 2011; $225,450 in 2012; and $136,259 in 2013.

The Company leases office equipment under a three-year noncancelable lease expiring in December 2011. Total expenses under this lease for the year ended December 31, 2009 were $4,716. Future minimum payments under this lease are $4,716 in 2010 and 2011.

In addition, the Company entered into a two-year license agreement for software which expires in December 2010. This agreement calls for minimum monthly payments plus usage fees. Total payments under this agreement were $31,364 for the year ended December 31, 2009. Total future minimum payments under this agreement are $60,000 for the year ended December 31, 2010.

(5) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $4,642,316 and net capital requirements of $9,669. The percentage of aggregate indebtedness to net capital was 3.12%.

(6) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As discussed in Note 5, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer and other custodians carry all of the accounts of the customers of the Company and are responsible for custody, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill the contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are processed properly by the clearing broker/dealer.

In addition, the Company maintains a cash account with the clearing broker/dealer. As a result, the Company is exposed to credit risk in the event of insolvency or other failure of the clearing broker/dealer to meet its obligations. The Company manages this risk by dealing with a major financial institution and monitoring its credit worthiness.

(7) SUBSEQUENT EVENTS

In May 2009, the FASB established standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. We have adopted the provisions of this new authoritative guidance, which became effective for interim and annual reporting periods ending after June 15, 2009. Subsequent events have been evaluated through the date and time the financial statements were issued on March 29, 2010. No material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in our current period financial statements.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Macro Risk Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Macro Risk Advisors, LLC (*"**MRA**"*), as of and for the year ended December 31, 2009, in accordance with U.S. generally accepted auditing standards, we considered its internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of MRA's internal control. Accordingly, we do not express an opinion on the effectiveness of MRA's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (*"**SEC**"*), we have made a study of the practices and procedures followed by MRA, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because MRA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the MRA in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of MRA is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which MRA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MRA's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BDO, LLP

Philadelphia, Pennsylvania
March 29, 2010

BBD

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Macro Risk Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (***"SIPC"***) for the period April 1, 2009 through December 31, 2009, which were agreed to by Macro Risk Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Macro Risk Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Macro Risk Advisors, LLC's management is responsible for Macro Risk Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement entries from checking account statements noting no differences;

2. Compared the amounts for the period April 1, 2009 through December 31, 2009 included in the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2009, with the amounts reported in the Form SIPC-7T for the period April 1, 2009 through December 31, 2009 noting the following difference, which did not effect the total assessment: the Company netted its nonsecurities business revenue deduction against gross revenue which caused the SIPC-7T to show $8,943 less gross revenue than the Form X-17A-5. Net securities revenue was not affected by this difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting the following differences: commissions, floor brokerage and clearance paid to other SIPC members was understated by $273 and the revenue not related to the securities business deduction was understated by $8,943;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting only the differences noted above. The total assessment was not affected as a result of these differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
March 29, 2010

MACRO RISK ADVISORS, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Nine months ended December 31, 2009

General assessment		$ 18,840
Less		
Prior year overpayment applied		-
Payments made:		
SIPC-6: July 27, 2009	$ 4,803	
SIPC-7T: January 28, 2010	13,677	
		18,840
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$ 8,407,636
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		-
Net loss from principal transactions in securities in trading accounts		-
Net loss from principal transactions in commodities in trading accounts		-
Interest and dividend expense deducted in determining total revenue		-
Net loss from management of or participation in the underwriting or distribution of securities		-
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		-
Net loss from securities in investment accounts		-
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		-
Revenues from commodity transactions		-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		1,006,796
Reimbursements for postage in connection with proxy solicitation		-
Net gain from securities in investment accounts		-
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		-
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		-
Other revenue not related either directly or indirectly to the securities business		8,943
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above	-	
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)	-	
		-
Total deductions		1,015,739
SIPC net operating revenues		$ 7,391,897
General assessment @ .0025		$ 18,480

MACRO RISK ADVISORS, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PERIOD ENDED DECEMBER 31, 2009